

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 25, 2006

Mr. Giulio T. Bonifacio
Chief Financial Officer
Suite 305-675 West Hastings Street
Vancouver, B. C. Canada V6B 1N2

> **Re:** **American Bonanza Gold Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **File No. 0-29916**

Dear Mr. Giulio T. Bonifacio:

We have reviewed your filing and have the following engineering comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Engineering Comments

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.	For all property(s), provide the disclosures required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access to the property(s), and transportation from the property(s).

- Any conditions that must be met in order to obtain or retain title to the property(s).

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).

- A description of any work completed on the property(s) and its' present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property(s).

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property(s).

- If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (B) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

3.	Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

General, page 19

4.   We note that you utilize a significant amount of technical terminology in
        describing your properties that may not be familiar to the average investor. For
        example you use the phrase "Aeolian sands which cover the property." Revise
        your filing to convey the meaning of technical words through the context of your
        discussion as much as possible. Provide definitions of geologic and technical
        terms in a glossary for words that cannot be adequately defined in the text.

Copperstone D-Zone Joint Venture Table 1A, page 23

5.   The mineral resource grades as presented in this and other tables are labeled as
        grams per tonne gold. However the contained gold ounces calculation implies
        that this heading should have been labeled "ounces per tonne." This assumption
        is further confirmed by a review of the AMEC "Preliminary Economic
        Assessment" source document. Please review the complete filing and revise the
        resource grade estimate headings as is necessary. To simplify the filing and
        minimize possible confusion, clarify these grades and consider using a uniform
        measurement throughout the filing, such as grams per tonne or ounces per tonne.

Copperstone D-Zone Join Venture, page 24 and page 31

6.   As a foreign filer, all mineral resources do have the requirement that the reported
        resources have reasonable prospects for economic extraction. This requires the
        use and disclosure of the preliminary economics factors and operating parameters
        regarding the mining, metallurgical, and pricing information. This information is
        then used to constrain the mineral inventory to just that portion of mineralization
        with economic potential and not report an inventory of mineralization discovered,
        segregated by an arbitrary cutoff grades. Disclose operating parameters, the
        analysis, and relevant factors that substantiate the cutoff grades used were based
        on reasonable economic assumptions in tables 1A, 1B, A-1, A-2, B-1, and B-2.
        The relevant factors must realistically reflect the location, deposit scale,
        continuity, assumed mining methods, metallurgical processes, operational and
        capital costs, and reasonable metal prices based on the recent historic three-year
        average. Or if the resource estimates are not based on economic cutoffs, remove
        the estimates from the filing.

7.   Consider reorganizing all your resource tables, clearly labeling and placing them
        in chronological order as performed by you and/or affiliated companies. Consider
        removing those estimates which are duplicated by later studies or reference
        elsewhere in the text.

8.   Minable mineral resources as shown in Table 2A and 2B may be implied to be
        reserves and as such are not allowed for Canadian incorporated companies under
        the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Provide to
        our engineering staff, separate from this filing, the AMEC conceptual mine plan
        and the economic analysis, as discussed in your filing. To reduce the amount of
        paper transferred, please provide this information on a CD.

Mineral Resources and Mineral Reserve Estimations, page 45

9.   You reference the "Technical Report on Resource Evaluation, Fenelon Project"
        prepared by Carl Pelletier and Yves Gagnon (2004 Innovexplo Report) which is
        filed on EDGAR. You have also referenced filing an AMEC report on page 23
        and the Wardrop Report on page 53 as being filed on EDGAR. Industry Guide 7
        specifically prohibits technical studies being attached to registration statements or
        filings. Revise the filing to describe the information as is available to the general
        public on EDGAR.

Exploration, page 51

10.   With the passage of National Instrument 43-101 into law, your disclosure using
        non-Commission reserve definitions and resource estimates is allowed for
        Canadian incorporated companies under the exception in Instruction 3 to
        Paragraph (b)(5) of Industry Guide 7. However this paragraph refers to a "drill
        indicated reserve". Resource and/or reserve estimates that do not conform to
        CIM standards and guidelines do not meet the requirements of Industry Guide 7.
        Please remove all historical and all other non-compliant estimates from the filing.

Director and Officers, page 64

11.   We note certain of your directors, officers, promoters and other members of
        management serve as directors, officers, promoters and members of management
        of other junior mining companies. Please advise us as to the following:
        • The full extent of the relationship of the Company, and its directors,
          executive officers and other members of management, with these other
          entities, including the percentage of ownership held by each in the other
          entity.
        • Whether these other entities are engaged in the same line of business in
          the same geographical areas as the Company;
        • The measure(s) that you have instituted to prevent officer and director
          conflicts of interest other than self-policing, such as whether independent
          directors or shareholders are required to approve any related party
          transactions or you have executed non-competition agreements with these

        officers/directors;

- The transactions you have consummated with these entities, including the material terms thereof; and
- State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Giulio T. Bonifacio
American Bonanza Gold Corporation
August 25, 2006
Page 6

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

          You may contact Ken Schuler, Mining Engineer, (202) 551-3718 if you have questions regarding comments regarding mining engineering matters. Please contact me at (202) 551-3683 with any other questions.

                                             Sincerely,

                                             Jill S. Davis
                                             Branch Chief